Exhibit 99.1

News Release 2018-07

Contact:
Dianne VanBeber
Vice President, Investor Relations
dianne.vanbeber@intelsat.com
+1 703-559-7406

Intelsat Announces Final Results and Final Settlement of Tender Offer for Certain Notes of Intelsat (Luxembourg) S.A. and Notice of Redemption of $46 Million of Such Notes

Luxembourg, 2 April 2018

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced the final results of its previously announced tender offer (the “Offer”) by its indirect subsidiary, Intelsat Connect Finance S.A. (“ICF”), to purchase for cash any and all of the outstanding 6 3/4% Senior Notes due 2018 (CUSIP No. 458204 AN4; ISIN No. US458204AN49) issued by Intelsat (Luxembourg) S.A., a subsidiary of Intelsat S.A. and ICF’s direct parent company, that are not already held by ICF (the “Notes”).

The Offer expired at 12:00 midnight, New York City time, on March 30, 2018 (the “Expiration Time”). A total of $5,006,000 aggregate principal amount of the Notes had been validly tendered and not validly withdrawn after 5:00 p.m., New York City time, on March 15, 2018 (the “Early Tender Time”), and at or prior to the Expiration Time. As previously announced, ICF accepted for purchase a total of $26,126,000 aggregate principal amount of the Notes validly tendered and not validly withdrawn at the Early Tender Time. On April 2, 2018, ICF accepted for purchase $5,006,000 aggregate principal amount of the Notes validly tendered and not validly withdrawn after the Early Tender Time and at or prior to the Expiration Time, as set forth in the table below.

Title of Security	CUSIP/ISIN Number	Principal Amount Outstanding	Tender Offer Consideration(1)	Principal Amount Tendered after Early Tender Time	Principal Amount Accepted at Expiration Time
6 3⁄4% Senior Notes due 2018	CUSIP No. 458204 AN4 ISIN No. US458204AN49	$96,650,000	$995.00	$5,006,000	$5,006,000

(1)	Per $1,000 principal amount of Notes and excluding accrued and unpaid interest up to, but not including, the applicable Final Settlement Date, which will be paid in addition to the Tender Offer Consideration.

In addition, on April 2, 2018, Intelsat (Luxembourg) S.A. issued a notice of redemption pursuant to the indenture governing the Notes, that it intends to redeem $46,000,000 principal amount of the Notes at a redemption price equal to 100.000% of the principal amount of the Notes, together with accrued and unpaid interest and additional interest (if any) thereon, to the expected redemption date of May 2, 2018, which will also serve as the record date for the redemption. Payment with respect to the redemption will be made on May 2, 2018, and is expected to be funded from general corporate funds.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement:

Statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the redemption.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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